Filed pursuant to Rule 424(b)(4)
File Number 333-202189
File Number 333-202480

23,700,000 Shares

Catalent, Inc.

Common Stock

The selling stockholders named in this prospectus are offering 23,700,000 shares of common stock of Catalent, Inc. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CTLT”. On March 3, 2015, the closing sales price of our common stock as reported on the NYSE was $29.99 per share.

See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$29.50	$699,150,000
Underwriting discounts and commissions	$1.10625	$26,218,125
Proceeds, before expenses, to the selling stockholders (1) .	$28.39375	$672,931,875

(1)	For additional information regarding underwriters’ compensation, please see “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than 23,700,000 shares of our common stock, the underwriters have the option to purchase up to an additional 3,555,000 shares of our common stock from the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about March 9, 2015.

MORGAN STANLEY	J.P. MORGAN

BofA MERRILL LYNCH	GOLDMAN, SACHS & CO.	JEFFERIES	DEUTSCHE BANK SECURITIES

BLACKSTONE CAPITAL MARKETS	PIPER JAFFRAY	RAYMOND JAMES
WELLS FARGO SECURITIES	WILLIAM BLAIR	EVERCORE ISI

Prospectus dated March 3, 2015.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the option to purchase up to an additional 3,555,000 shares of common stock from the selling stockholders.

Except where the context requires otherwise, references in this prospectus to “Catalent,” “the Company,” “we,” “us,” and “our” refer to Catalent, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we say “fiscal” and the year number, as in “fiscal 2014,” which refers to our fiscal year ended June 30, 2014.

Investment funds associated with or designated by The Blackstone Group L.P., our current majority owners, are referred to herein as “Blackstone” or “Sponsor.” Our Annual Report on Form 10-K for the fiscal year ended June 30, 2014 is referred to herein as our “2014 Form 10-K” and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014 is referred to herein as our “Q2 2015 Form 10-Q.”

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus and the financial statements and the related notes incorporated by reference in this prospectus, before you decide to invest in shares of our common stock.

OUR COMPANY

We are the leading global provider of advanced delivery technologies and development solutions for drugs, biologics and consumer health products. Our oral, injectable and respiratory delivery technologies address the full diversity of the pharmaceutical industry including small molecules, large molecule biologics and consumer health products. Through our extensive capabilities and deep expertise in product development, we help our customers take products to market faster, including nearly half of new drug products approved by the Food and Drug Administration (the “FDA”) in the last decade. Our advanced delivery technology platforms, broad and deep intellectual property, and proven formulation, manufacturing and regulatory expertise enable our customers to develop more products and better treatments. Across both development and delivery, our commitment to reliably supply our customers’ needs is the foundation for the value we provide; annually, we produce more than 70 billion doses for nearly 7,000 customer products. We believe that through our investments in growth-enabling capacity and capabilities, our ongoing focus on operational and quality excellence, the sales of existing customer products, the introduction of new customer products, our patents and innovation activities, and our entry into new markets, we will continue to benefit from attractive and differentiated margins, and realize the growth potential from these areas.

Since 2010, we have made investments to expand our sales and marketing activities, leading to growth in the number of active development programs for our customers in both of our two main strategic areas. This has further enhanced our extensive, long-duration relationships and long-term contracts with a broad and diverse range of industry-leading customers. In the fiscal year ended June 30, 2014, we did business with 83 of the top 100 branded drug marketers, 19 of the top 20 generics marketers, 38 of the top 50 biologics marketers, and 24 of the top 25 consumer health marketers globally. Selected key customers include Pfizer, Johnson & Johnson, GlaxoSmithKline, Merck, Novartis, Roche, Actavis and Teva. We have many long-standing relationships with our customers, particularly in advanced delivery technologies, where we tend to follow a prescription molecule through all phases of its lifecycle, from the original brand prescription, development and launch to generics or over-the-counter switch. A prescription pharmaceutical product relationship with an innovator will often last for nearly two decades, extending from mid-clinical development through the end of the product’s life cycle. We serve customers who require innovative product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs. Our broad and diverse range of technologies closely integrates with our customers’ molecules to yield final dose forms, and this generally results in the inclusion of Catalent in our customers’ prescription product regulatory filings. Both of these factors translate to long-duration supply relationships at an individual product level.

We believe our customers value us because our depth of development solutions and advanced delivery technologies, intellectual property, consistent and reliable supply, geographic reach, and substantial expertise enable us to create a broad range of business and product solutions that can be customized to fit their individual needs. Today we employ approximately 1,000 scientists and technicians and hold approximately 1,300 patents and patent applications in advanced delivery, drug and biologics formulation and manufacturing. The aim of our offerings is to allow our customers to bring more products to market faster, and develop and market differentiated new products that improve patient outcomes. We believe our leading market position, significant global scale, and diversity of customers, offerings, regulatory categories, products, and geographies reduce our exposure to potential strategic and product shifts within the industry.

We provide a number of proprietary, differentiated technologies, products and service offerings to our customers across our advanced delivery technologies and development solutions platforms. The core technologies within our advanced delivery technologies platform include softgel capsules, our Zydis oral dissolving tablets, blow-fill-seal unit dose liquids and a range of other oral, injectable and respiratory technologies. The technologies and service offerings within our development solutions platform span the drug development process, ranging from Optiform formula optimization technology, Micron Technologies particle size engineering for small molecules, and GPEx and SMARTag platforms for development of biologics and antibody-drug conjugates (ADCs), to formulation, analytical services, early stage clinical development, clinical trials supply and regulatory consulting. Our offerings serve a critical need in the development and manufacturing of difficult-to-formulate products across a number of product types.

We have advanced our technologies and grown our service offerings over more than 80 years through internal development, strategic alliances, in-licensing and acquisitions. We initially introduced our softgel capsule technology in the 1930s and have continued to expand our range of new, technologically enhanced offerings. Since fiscal 2013 we have launched OptiShell, OptiDose, OptiMelt, Zydis Nano and Zydis Bio, and in fiscal 2015 we launched OptiPact. To extend the reach of our technologies and services, we have also formed several active partnerships, including recent partnerships with BASF (Germany), CEVEC (Germany), CTC Bio (South Korea) and ShangPharma Corporation (China), and have active relationships with research universities around the world. We have also augmented our portfolio through eight acquisitions since fiscal year 2012, including significantly expanding the scale of our Development and Clinical Services business through the acquisition of the Aptuit CTS business in 2012, adding an ADC business through the completion of our acquisition of the Redwood BioScience business, and extending our particle engineering capabilities via our November 2014 acquisition of Micron Technologies, a leader in the category. We believe our own internal innovation, supplemented by current and future external partnerships and acquisitions, will continue to strengthen and extend our leadership positions in the delivery and development of drugs, biologics and consumer health products.

For the fiscal year ended June 30, 2014, our revenues were $1,827.7 million and Adjusted EBITDA was $432.3 million. For a reconciliation of Adjusted EBITDA to net income, see “—Summary Financial Data.”

HISTORY

Catalent was formed in April 2007, when affiliates of The Blackstone Group L.P. (“Blackstone”) acquired the core of the Pharmaceutical Technologies and Services (“PTS”) segment of Cardinal Health, Inc. (“Cardinal”). Cardinal in turn created PTS through a series of acquisitions beginning with R.P. Scherer Corporation in 1998, with the intent of creating the world’s leading outsourcing provider of specialized, market-leading solutions to the global pharmaceutical and biotechnology industry. Since our 2007 acquisition, we have regularly reviewed our portfolio of offerings and operations in the context of our strategic growth plan, and, as a result, we have sold five businesses and consolidated operations at four facilities, integrating them into the remaining facility network. We have also actively acquired new businesses and facilities, completing eight transactions since fiscal 2012. In July 2014, we completed the initial public offering of our common stock, which is now listed on the New York Stock Exchange (the “NYSE”) under the symbol “CTLT.”

INDUSTRY

We participate in nearly every sector of the $800 billion annual revenue global pharmaceutical industry, including the prescription drug and biologic sectors, as well as consumer health, which includes the over-the-counter and vitamins and nutritional supplement sectors. Global demand for both pharmaceutical and consumer healthcare products continues to increase, driven by: expanded access to care arising from reforms in two large markets, the United States and China; increased life expectancy in aging and increasingly obese populations in both developed markets and emerging markets; and a rising number of affluent consumers in emerging markets.

While benefiting from this strong demand, innovator companies have faced many challenges, including significant patent expirations and challenges, pricing pressures, increasingly complex discovery and development activities, and higher regulatory expectations. In response, many larger pharmaceutical companies have been restructuring their in-house approaches to research and development, manufacturing and sales and marketing, including realigning therapeutic class focus, scaling back on idle capacity resulting from generic conversions, and accessing specialized capabilities and capacity through outsourcing arrangements. The total share of industry spend that is outsourced is estimated around 30% today, with the share of large company spend that is outsourced growing, and medium-to-smaller companies already outsourcing a significant portion of their activities due to their limited resources and more virtual business models.

Advanced Delivery Technologies Market. More than half of today’s prescription revenues come from dose forms that require more than simple, immediate release tablets and oral solutions—drugs and biologics frequently require specialized manufacturing and/or molecular profile modification to achieve expected clinical results. An increasing share of molecules will require advanced delivery technologies, with estimates ranging from 60% to 90% of all new molecules entering development. Consumer health products also benefit from advanced delivery technologies, to enable innovative new products, or to create new formats for existing products and extend a brand franchise. We believe, based on the reports of external industry analysts, that the size of the advanced delivery technologies market will grow approximately 6-10% annually driven by these factors.

Development Solutions Market. The global pharmaceutical industry invests approximately $160 billion annually in research and development (“R&D”), of which an estimated 40% is outsourced (approximately 25% in large companies, with more than 50% in mid-sized and specialty companies). Approximately 50% of R&D spend is for compounds in Phase II and later stages of development; separately approximately half of R&D spend is on the combination of clinical research and chemistry, manufacturing and controls (“CMC”) work. These areas are the most common areas of outsourcing, with large global and regional clinical research organizations participating in clinical research spend (approximately 36% of R&D spend), and providers of development sciences, clinical trial supplies and logistics such as Catalent, participating in the CMC spend (approximately 14% of R&D spend). Global development and clinical activities are increasingly complex, with evolving global standards, and more complex multi-arm trials in multiple patient populations across both developed and emerging markets.

OUR COMPETITIVE STRENGTHS

Leading Provider of Advanced Delivery Technologies and Development Solutions

We are the leading global provider of advanced delivery technologies and development solutions for drugs, biologics and consumer health products. In the last decade, we have earned revenue with respect to nearly half of the drugs based on new chemical entities (“NCEs”) approved by the FDA, and over the past three years with respect to nearly 80% of the top 200 largest-selling compounds globally. With approximately 1,000 scientists and technicians worldwide and approximately 1,300 patents and patent applications, our expertise is in providing differentiated technologies and solutions that help our customers bring more products and better treatments to market faster. For example, in the high value area of NCEs, approximately 90% of NCE softgel approvals by the FDA over the last 25 years have been developed and supplied by us.

Diversified Operating Platform

We are diversified by virtue of our geographic scope, our large customer base, the extensive range of products we produce, our broad service offerings, and our ability to provide solutions at nearly every stage of product lifecycles. We produce nearly 7,000 distinct items across multiple categories, including brand and generic prescription drugs and biologics, over-the-counter, consumer health and veterinary products, medical devices and diagnostics. In fiscal 2014, our top 20 products represented approximately 25% of total revenue, with no single customer accounting for greater than 10% of revenue and with no individual product greater than 3%. We serve approximately 1,000 customers in approximately 80 countries, with a majority of our fiscal 2014 revenues coming from outside the United States. This diversity, combined with long product lifecycles and close customer relationships, has contributed to the stability of our business. It has also allowed us to reduce our exposure to potential strategic, customer and product shifts as well as to payor-driven pricing pressures experienced by our branded drug and biologic customers.

Longstanding, Extensive Relationships with Blue Chip Customers

We have longstanding, extensive relationships with leading pharmaceutical and biotechnology customers. In fiscal 2014, we did business with 83 of the top 100 branded drug marketers, 19 of the top 20 generics marketers, 38 of the top 50 biologics marketers, and 24 of the top 25 consumer health marketers globally, as well as with nearly a thousand other customers, including emerging and specialty companies, which are often more reliant on outside partners as a result of their more virtual business models. Regardless of size, our customers seek innovative product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs. We believe our customers value us because our depth of advanced delivery technologies and development services, consistent and reliable supply, geographic reach and substantial expertise enable us to create a broad range of tailored solutions, many of which are unavailable from other individual providers.

Deep, Broad and Growing Technology Foundation

Our breadth of proprietary and patented technologies and long track record of innovation substantially differentiate us from other industry participants. Within our oral technologies business, our leading softgel platforms, including Liqui-Gels®, OptiShell™ capsules, and our modified release technologies, including the Zydis® family, OSDrC®, OptiDose™ and OptiMelt™ technologies, provide formulation expertise to solve complex delivery challenges for our customers. We offer advanced technologies for delivery of small molecules and biologics via respiratory, ophthalmic and injectable routes, including the blow-fill-seal unit dose technology, ADVASEPT™ glass-free vials, and prefilled syringes. We also provide advanced biologics formulation options, including Gene Product Expression (“GPEx”) cell-line and SMARTag™ antibody-drug conjugate technologies. We have a market leadership position within respiratory delivery, including both metered dose and dry powder inhalers, and intra-nasal. We have reinforced our leadership position in advanced delivery technologies over the last three years, as we have launched more than a dozen new technology platforms and applications, including in fiscal 2015 the addition of particle size engineering technologies for small molecules through our acquisition of Micron Technologies, a recognized market leader in the space. Our culture of creativity and innovation is grounded in our advanced delivery technologies, our scientists and engineers, and our patents and proprietary manufacturing processes throughout our global network. Our global R&D team drives focused application of resources to highest priority opportunities for both new customer product introductions and platform technology development. As of December 31, 2014, we had more than 550 product development programs in active development across our businesses.

Long-Duration Relationships Provide Sustainability

Our broad and diverse range of technologies closely integrates with our customers’ molecules to yield final dose forms, and this generally results in the inclusion of Catalent in our customers’ prescription product regulatory filings. Both of these factors translate to long-duration supply relationships at an individual product level, to which we apply our expertise in contracting to produce long-duration commercial supply agreements. These agreements typically have initial terms of three to ten years with regular renewals of one to three years. Nearly 70% of our fiscal 2014 advanced delivery technology platform revenues (comprised of our Oral Technologies and Medication Delivery Solutions reporting segments) were covered by such long-term contractual arrangements. We believe this base provides us with a sustainable competitive advantage.

Significant Recent Growth Investments

We have made significant investments over time to establish a global manufacturing network and today hold 4.9 million square feet of manufacturing and laboratory space across five continents. We have invested approximately $506.9 million in the last five fiscal years in gross capital expenditures. Growth-related investments in facilities, capacity and capabilities across our businesses have positioned us for future growth in areas aligned with anticipated future demand. Through our focus on operational, quality and regulatory excellence, we drive ongoing and continuous improvements in safety, productivity and reliable supply to customer expectations, which we believe further differentiate us. Our manufacturing network and capabilities allow us the flexibility to reliably supply the changing needs of our customers while consistently meeting their quality, delivery and regulatory compliance expectations.

High Standards of Regulatory Compliance and Operational and Quality Excellence

We operate our plants in accordance with current good manufacturing practices (“cGMP”), following our own high standards, which are consistent with those of many of our large global pharmaceutical and biotechnology customers. We have more than 1,000 employees around the globe focused on quality and regulatory compliance. More than half of our facilities are registered with the FDA, with the remaining facilities registered with other applicable regulatory agencies, such as the European Medicines Agency (“EMA”). In some cases, facilities are registered with multiple regulatory agencies. In fiscal 2014, we underwent 48 regulatory audits and in the six months ended December 31, 2014, we underwent 27 regulatory audits. Over the last five fiscal years, we successfully completed 239 regulatory audits. We also undergo nearly 500 customer and internal audits annually. We believe our quality and regulatory track record to be a competitive differentiator for Catalent.

Strong and Experienced Management Team

Our executive leadership team has been transformed since 2009, with most of the team in place since fiscal 2010. Today, our management team has more than 200 years of combined and diverse experience within the pharmaceutical and healthcare industries. With an average of more than 20 years of functional experience, this team possesses deep knowledge and a wide network of industry relationships.

OUR STRATEGY

We are pursuing the following key growth initiatives:

“Follow the Molecule” by Providing Solutions to our Customers across all Phases of the Product Lifecycle

We intend to use our advanced delivery technologies and development solutions across the entire lifecycle of our customers’ products to drive future growth. Our development solutions span the drug development process, starting with our platforms for development of small molecules, biologics and antibody-drug conjugates, to formulation and analytical services, through early stage clinical development and manufacturing of clinical trials supply, to regulatory consulting. Once a molecule is ready for late-stage trials and subsequent commercialization, we provide our customers with a range of advanced delivery technologies and manufacturing expertise that allow them to deliver their molecules to the end-users in appropriate dosage forms. The relationship between a molecule and our advanced delivery technologies typically starts with developing and manufacturing the innovator product, then extends throughout the molecule’s commercial life, including through potential generic launches or over-the-counter (“OTC”) conversion. For prescription products, we are typically the sole and/or exclusive provider, and are reflected in customers’ new drug applications.

Our breadth of solutions gives us multiple entry points into the lifecycle of our customers’ molecules. Our initial commercial opportunity arises during the discovery and development of a molecule, when our development solutions can be applied. Once a product reaches late-stage development, we can provide our customers with drug delivery solutions for the commercialization of their products. We then have two commercial additional entry points; upon loss-of-exclusivity and upon OTC conversion. At these points, we partner with both generic and OTC pharmaceutical manufacturers to provide them with advanced delivery technologies that can be applied to their products through these stages of the product lifecycle. Our revenues from our advanced delivery technologies are primarily driven by volumes and, as a result, the loss of exclusivity events may not have a significant negative impact if we continue to work with both branded and generic partners.

An example of this can be found in a leading over-the-counter respiratory brand, which today uses both our Zydis® fast dissolve and our Liqui-Gels® softgel technologies. We originally began development of the prescription format of this product for our multinational pharmaceutical company partner in 1992 to address specific patient sub-segment needs. After four years of development, we then commercially supplied the prescription Zydis product for six years, and continue to provide the Zydis form during the switch to OTC status in the United States and other markets in the early 2000s. More recently, we proactively brought a softgel product concept for the brand to the customer, which the customer elected to develop and launch as well. By following this molecule, we have built a strong, 24-year long relationship across multiple formats and markets.

Continue to Grow Through New Product Launches and Projects

We intend to grow by supplementing our existing diverse base of commercialized advanced delivery technology products with new development programs. As of June 30, 2014, our product development teams were working on more than 480 new customer programs. Our base of active development programs has expanded in recent years from growing market demand, as well as from our investments since 2010 to expand our global sales and marketing function; once developed and approved in the future, we expect these programs to add to long-duration commercial revenues under long-term contracts and grow our existing product base. In the fiscal year ended June 30, 2014, we introduced 175 new products, an increase of more than 80% from the 97 new product introductions in the fiscal year ended June 30, 2013. In the six months ended December 31, 2014, new product introductions were in-line with new product introductions for the six months ended December 31, 2013. In addition, for the six months ended December 31, 2014 we recorded development revenue of $62 million, an increase of 32% versus the same period of the prior fiscal year. We also expect that our expanded offerings and capacity, such as bioanalytical testing and metered dose inhaler production, our acquisition of Micron Technologies, our expanded presence in Brazil, and our market entry into China will further expand our active advanced delivery technologies development programs and position us for future growth. Our development solutions business is driven by thousands of projects annually, ranging from individual short-duration analytical projects to multi-year clinical supply programs.

Accelerate Growth with Existing Customers through Increased Penetration and Broadening of Services

While we have a broad presence across the entire biopharmaceutical industry, we believe there are significant opportunities for additional revenue growth in our existing customer base, by providing advanced delivery solutions for new pipeline or commercial molecules, and by expanding the range and depth of development solutions used by those customers. Within our top 50 customers, nearly 75% use less than half of our individual offerings. In order to ensure we provide the most value to our customers, we have increased our field sales and marketing force by approximately 20% since fiscal 2009. We have continued to follow a targeted account strategy, designating certain accounts as global accounts, based on current materiality, partnering approach and growth potential. We have also begun to designate other accounts as growth accounts, based primarily on partnering approach and potential to become global accounts in the future. In both cases, we assign incremental business development and R&D resources to identify and pursue new opportunities to partner. Global accounts represented nearly 37% of our revenues in fiscal 2014, while growth accounts represented approximately 6% of revenues in that same period.

Enter into and Expand in Attractive Technologies and Geographies

We have made a number of internal investments in new geographies and markets, including the construction of a state-of-the-art biomanufacturing facility in Wisconsin to serve the growing global biologics development market, the acquisition of particle engineering provider Micron Technologies to extend our drug solubility enhancement capabilities, and the acquisition of the SMARTag™ antibody-drug conjugate technology to address the growing need for improved targeted delivery of therapeutic compounds directly to tumor sites.

In addition, we intend to proactively enter into emerging/high-growth geographies and other markets where we are currently only narrowly represented, including China, Brazil, Japan, and the animal health market. We have made recent investments in such high-growth areas, including the formation of a China-based clinical supplies joint venture with ShangPharma Corporation, the first provider in China of end-to-end clinical supply solutions, and a softgel joint venture in China focused initially on the export of cost-advantaged consumer health products, as well as our recent acquisition of a Brazilian softgel provider.

Capitalize on our Substantial Technology Platform

We have a broad and diverse technology platform that is supported by approximately 1,300 patents and patent applications in 106 families across advanced delivery technologies, drug and biologics formulation and manufacturing. This platform is supported by substantial know-how and trade secrets that provide us with additional competitive advantages. For example, we have significant softgel fill and formulation databases and substantial softgel regulatory approval expertise, and, as a result, approximately 90% of NCE softgels approved in the last 25 years by the FDA have been developed and launched by us.

In addition to resolving product challenges for our customers’ molecules, for more than two decades we have applied our technology platforms and development expertise to proactively develop proof of concept products, whether improved versions of existing drugs, new generic formulations or innovative consumer health products. In the consumer health area, we file product dossiers with regulators in relevant jurisdictions for Catalent-created products, which help contribute sustainable growth to our consumer health business. We expect to continue to seek proactive development and other non-traditional relationships to increase demand for and value realized from our technology platforms. These activities have provided us with opportunities to capture an increased share of end-market value through out-licensing, profit-sharing and other arrangements.

Leverage Existing Infrastructure and Operational Discipline to Drive Profitable Growth

Through our existing infrastructure, including our global network of operating locations and programs, we promote operational discipline and drive margin expansion. With our Lean Six Sigma programs, a global procurement function and conversion cost productivity metrics in place, we have created a culture of functional excellence and cost accountability. We intend to continue to apply this discipline to further leverage our operational network for profitable growth. Since fiscal 2009, we have expanded gross margin by over 500 basis points and Adjusted EBITDA margin by over 300 basis points.

Pursue Strategic Acquisitions and Licensing to Build upon our Existing Platform

We operate in highly fragmented markets in both our advanced delivery technologies and development solutions businesses. Within those markets, the five top players represent only 30% and 10% of the total market share, respectively, by revenue. Our broad platform, global infrastructure and diversified customer base provide us with a strong foundation from which to consolidate within these markets and to generate operating leverage through such acquisitions. Since fiscal 2012, we have executed eight transactions, investing more than $690 million, and have demonstrated an ability to efficiently and effectively integrate these acquisitions.

We intend to continue to opportunistically source and execute bolt-on acquisitions within our existing business areas, as well as to undertake transactions that provide us with expansion opportunities within new geographic markets or adjacent market segments. We have a dedicated corporate development team in place to identify these opportunities and have a rigorous and financially disciplined process for evaluating, executing and integrating such acquisitions.

OUR SPONSOR

Blackstone (NYSE: BX) is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different businesses, Blackstone had total assets under management of approximately $290 billion as of December 31, 2014. Investment funds affiliated with Blackstone currently own a majority of our outstanding shares and intend to sell approximately 20.9 million shares in this offering (assuming no exercise by the underwriters of their option to purchase additional shares).

INVESTMENT RISKS

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include the following:

•	We participate in a highly competitive market and increased competition may adversely affect our business.

•	The demand for our offerings depends in part on our customers’ research and development and the clinical and market success of their products. Our business, financial condition and results of operations may be harmed if our customers spend less on or are less successful in these activities.

•	We are subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity and cash flows.

•	Failure to comply with existing and future regulatory requirements could adversely affect our results of operations and financial condition.

•	Failure to provide quality offerings to our customers could have an adverse effect on our business and subject us to regulatory actions and costly litigation.

•	The services and offerings we provide are highly exacting and complex, and any problem we encounter while providing our products or services could cause our business to suffer.

•	Our global operations are subject to a number of economic, political and regulatory risks.

•	If we do not enhance our existing or introduce new technology or service offerings in a timely manner, our offerings may become obsolete over time, customers may not buy our offerings and our revenue and profitability may decline.

•	We and our customers depend on patents, copyrights, trademarks and other forms of intellectual property protections, which may turn out to be inadequate.

•	Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials.

•	Changes in market access or healthcare reimbursement in the United States or internationally could affect purchases by consumers of our customers’ products and thereby adversely affect our results of operations and financial condition.

•	Fluctuations in the exchange rate of the U.S. dollar and other foreign currencies could have a material adverse effect on our international business results and thereby adversely affect our results of operations and financial condition.

•	Tax law changes or challenges to our tax positions could adversely affect our results of operations and financial condition.

•	Our business is complex and depends on maintaining good relationships with suppliers, customers and regulators; thus, we are dependent on key personnel who are knowledgeable and experienced concerning our business.

•	Risks generally associated with our information systems could adversely affect our results of operations.

•	We may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

•	We may not be able to integrate previous or future acquisitions as intended and achieve all projected synergies or other cost savings.

•	Our offerings and our customers’ products may infringe on the intellectual property rights of third parties.

•	We are subject to environmental, health and safety laws and regulations, which could increase our costs and restrict our operations in the future.

•	We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

•	Certain of our pension plans are underfunded, and additional cash contributions we may be required to make will reduce the cash available for our business.

•	Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

•	Affiliates of Blackstone currently control us, and their interests may conflict with ours or yours in the future. Even after this offering, those affiliates will hold a substantial portion of our stock.

Please see “Risk Factors” in our 2014 Form 10-K, which is incorporated by reference in this prospectus, for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Catalent, Inc. is a Delaware corporation. Our principal executive offices are located at 14 Schoolhouse Road, Somerset, New Jersey 08873, and our telephone number is (732) 537-6200. We maintain a website at www.catalent.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference in this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	23,700,000 shares.

Option to purchase additional shares

The underwriters have an option to purchase up to 3,555,000 additional shares of our common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock outstanding	123,960,973 shares as of February 18, 2015.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Dividend policy

We have no current plan to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Listing	Our common stock is listed on the NYSE under the symbol “CTLT”.

Conflicts of Interest

Blackstone Advisory Partners L.P., one of the participating underwriters, is an affiliate of Blackstone Healthcare Partners LLC, which owns in excess of 10% of our outstanding common shares. In addition, because Blackstone Healthcare Partners LLC is also a selling shareholder in this offering, Blackstone Advisory Partners L.P. will be receiving 5% or more of the net offering proceeds, not including underwriting compensation. For these reasons, Blackstone Advisory Partners L.P. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Blackstone Advisory Partners L.P. will not sell to an account holder with a discretionary account any security with respect to which the conflict exists, unless Blackstone Advisory Partners L.P. has received specific written approval of the transaction from the account holder and retains documentation of the approval in its records.

The number of shares of common stock that will be outstanding after this offering is based on the number of shares of our common stock outstanding as of February 18, 2015. The number of issued shares of our common stock as of February 18, 2015 excludes:

•	6,261,151 stock options, with a weighted average exercise price of $15.06 per share and 1,100,716 restricted stock units outstanding under our 2007 Stock Incentive Plan and our 2014 Omnibus Incentive Plan; and

•	6,700,000 shares of common stock that may be granted under our 2014 Omnibus Incentive Plan.

SUMMARY FINANCIAL DATA

We derived the summary statement of operations data and the summary statement of cash flows data for the fiscal years ended June 30, 2014, 2013 and 2012 and the summary balance sheet data as of June 30, 2014 and 2013 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the summary statement of operations data, the summary statement of cash flows data and the summary operational data for the six months ended December 31, 2014 and 2013 and the summary balance sheet data as of December 31, 2014 from our unaudited consolidated financial statements incorporated by reference in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the summary historical financial data below, together with our audited consolidated financial statements included elsewhere in this prospectus and related notes thereto appearing elsewhere in this prospectus, as well as “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, including in our 2014 Form 10-K and our Q2 2015 Form 10-Q incorporated by reference in this prospectus.

	(Unaudited) Six Months Ended December 31,		Fiscal Year Ended June 30,
	2014	2013	2014	2013	2012
	(dollars in millions, except per share data)
Statement of Operations Data:
Net revenue	$874.1	$855.0	$1,827.7	$1,800.3	$1,694.8
Cost of products sold	592.7	598.4	1,229.1	1,231.7	1,136.2

Gross margin	281.4	256.6	598.6	568.6	558.6
Selling, general and administrative expense	169.5	168.6	334.8	340.6	348.1
Impairment charges and (gain)/loss on sale of assets	3.5	—	3.2	5.2	1.8
Restructuring and other	3.5	8.4	19.7	18.4	19.5
Property and casualty (gain)/loss, net(1)	—	—	—	—	(8.8)

Operating earnings/(loss)	104.9	79.6	240.9	204.4	198.0
Interest expense, net	59.4	82.4	163.1	203.2	183.2
Other (income)/expense, net	37.7	(2.4)	10.4	25.1	(3.8)

Earnings/(loss) from continuing operations before income taxes	7.8	(0.4)	67.4	(23.9)	18.6
Income tax expense/(benefit)(2)	(18.1)	16.7	49.5	27.0	0.5

Earnings/(loss) from continuing operations	25.9	(17.1)	17.9	(50.9)	18.1
Earnings/(loss) from discontinued operations, net of tax(3)	0.2	(1.0)	(2.7)	1.2	(41.3)

Net earnings/(loss)	26.1	(18.1)	15.2	(49.7)	(23.2)
Less: Net earnings/(loss) attributable to noncontrolling interest, net of tax	(0.9)	(0.4)	(1.0)	(0.1)	1.2

Net income attributable to Catalent	27.0	(17.7)	16.2	(49.6)	(24.4)

	(Unaudited) Six Months Ended December 31,		Fiscal Year Ended June 30,
	2014	2013	2014	2013	2012
	(dollars in millions, except per share data)
Basic earnings per share attributable to Catalent common shareholders:
Earnings/(loss) from continuing operations	0.23	(0.22)	0.25	(0.68)	0.23
Net earnings/(loss)	0.24	(0.24)	0.22	(0.66)	(0.33)
Diluted earnings per share attributable to Catalent common shareholders:
Earnings/(loss) from continuing operations	0.23	(0.22)	0.25	(0.68)	0.22
Net earnings/(loss)	0.23	(0.24)	0.21	(0.66)	(0.32)

Balance Sheet Data (at period end):
Cash and cash equivalents	$84.1		$74.4	$106.4
Total assets(2)	3,038.1		3,090.2	2,949.5
Total debt, including current portion of long-term debt and other short-term borrowing	1,934.2		2,710.6	2,691.6
Total liabilities(2)	2,545.7		3,457.5	3,359.8

Summary Statement of Cash Flows Data:
Net cash provided by (used in) continuing operations:
Operating activities	$0.2	$41.5	$180.2	$139.1	$87.7
Investing activities	(196.4)	(90.0)	(175.2)	(122.1)	(538.2)
Financing activities	222.6	0.7	(42.1)	(49.3)	352.9

Operational and Other Data:
Adjusted EBITDA(4)	$196.3	$175.5	$432.3	$412.7	$388.2
Capital expenditures	71.3	39.8	122.4	122.5	104.2

(1)	In March 2011, a U.K. based packaging facility was damaged by fire. Amounts reported include the insurance recovery.
(2)	See Note 1 to our audited consolidated financial statements in our 2014 Form 10-K incorporated by reference in this prospectus for a discussion of the change to previously issued financial statements. In conjunction with the year-end financial reporting process for fiscal 2014, we identified an error in the application of the intraperiod tax allocation guidance of ASC 740 related to the tax effect of certain activity in Other Comprehensive Income. We also identified an error in the presentation of the offsetting of deferred tax assets and liabilities in accordance with ASC 740 related to the net presentation of its current and non-current deferred taxes by jurisdiction on the consolidated balance sheets. Accordingly, we restated the affected line items of our consolidated balance sheets, statements of operations, statements of comprehensive income, statements of shareholders’ equity/(deficit) and statements of cash flows. There was no impact to total shareholders’ deficit, cash taxes paid, total net deferred taxes or cash flows from operations.
(3)	In the fourth quarter of fiscal 2012, we sold our U.S.-based commercial packaging operations.
(4)	Management measures operating performance based on consolidated earnings from continuing operations before interest expense, expense/(benefit) for income taxes and depreciation and amortization and adjusted for the income or loss attributable to noncontrolling interest (“EBITDA from continuing operations”). EBITDA from continuing operations is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP and is subject to important limitations.

We believe that the presentation of EBITDA from continuing operations enhances an investor’s understanding of our financial performance. We believe this measure is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business and use this measure for business planning purposes. In addition, given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expenses represent a meaningful portion of our cost structure. We believe that EBITDA from continuing operations provides investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA from continuing operations with certain other adjustments noted in the table below. Our management uses Adjusted EBITDA as an operating performance measure. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation under our incentive plans.

Because not all companies use identical calculations, our presentation of EBITDA from continuing operations and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA from continuing operations and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. For example, EBITDA from continuing operations and Adjusted EBITDA:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the significant interest expense, or the cash requirements, necessary to service our debt.

In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring and other items that are included in EBITDA and net income as required by various covenants in the indentures governing our outstanding notes. Adjusted EBITDA among other things:

•	does not include non-cash stock-based employee compensation expense and certain other non-cash charges;

•	does not include cash and non-cash restructuring, severance and relocation costs incurred to realize future cost savings and enhance our operations;

•	adds back minority interest expense, which represents the minority investors’ ownership of certain of our consolidated subsidiaries and is, therefore not available to us;

•	includes estimated cost savings which have not yet been fully reflected in our results; and

•	does not reflect sponsor monitoring fees.

A reconciliation of earnings/(loss) from continuing operations, the most directly comparable U.S. GAAP measure, to EBITDA from continuing operations and Adjusted EBITDA is as follows:

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2014	2013	2014	2013	2012
	(in millions)
Earnings/(loss) from continuing operations	$25.9	$(17.1)	$17.9	$(50.9)	$18.1
Interest expense, net	59.4	82.4	163.1	203.2	183.2
Depreciation and amortization	70.2	73.8	142.9	152.2	129.7
Income tax (benefit)/expense	(18.1)	16.7	49.5	27.0	0.5
Noncontrolling interest	0.9	0.4	1.0	0.1	(1.2)

EBITDA from continuing operations	138.3	156.2	374.4	331.6	330.3
Equity compensation(a)	4.2	2.3	4.5	2.8	3.7
Impairment charges and (gain)/loss on sale of assets(b)	3.5	—	3.2	5.2	1.8
Financing related expenses(c)	21.8	—	11.0	16.9	—
U.S. GAAP Restructuring(d)	3.5	8.4	19.7	18.4	19.5
Acquisition, integration and other special items(e)	7.6	6.4	9.8	15.5	33.1
Property and casualty losses, net(f)	—	—	—	—	(8.8)
Foreign exchange loss/(gain) (included in other, net)(g)	(3.2)	(4.1)	(3.5)	5.7	(4.6)
Other adjustments(h)	20.6	—	0.3	4.2	1.4
Sponsor advisory fee(i)	—	6.4	12.9	12.4	11.8

Adjusted EBITDA	$196.3	$175.6	$432.3	$412.7	$388.2

(a)	Reflects non-cash stock-based compensation expense under the provisions of ASC 718 Compensation—Stock Compensation.
(b)	Reflects non-cash asset impairment charges and losses from the sale of assets not included in restructuring and other special items discussed below.
(c)	Reflects the expenses associated with refinancing activities undertaken by us during the period.
(d)	Reflects U.S. GAAP restructuring charges, which were primarily attributable to activities focused on various aspects of operations, including consolidating certain operations, rationalizing headcount and aligning operations in a more strategic and cost-efficient structure to optimize our business.
(e)	Primarily reflects acquisition- and integration-related costs.
(f)	Primarily reflects property and casualty (gains)/losses resulting from fire damage to a U.K. packaging services operation and the associated insurance reimbursements.
(g)	Foreign exchange activity represents unrealized foreign currency exchange rate (gains)/losses primarily driven by inter-company loans denominated in a currency different from the functional currency of either the borrower or the lender. The foreign exchange adjustment is also impacted by the exclusion of realized foreign currency exchange rate (gains)/losses from the non-cash and cash settlement of inter-company loans. Inter-company loans are between Catalent entities and do not reflect the ongoing results of our operations.
(h)	Reflects certain other adjustments made pursuant to the definition of EBITDA under our indentures and credit agreement. For the six months ended December 31, 2014, other adjustments primarily includes $29.8 million for a sponsor advisory agreement termination fee offset by gains on acquisitions of $10.2 million.
(i)	Represents amount of sponsor advisory fee. See “Certain Relationships and Related Party Transactions.” The sponsor advisory fee agreement was terminated in connection with the IPO, and a termination fee was paid as described in note (h) above.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks and uncertainties described below as well as those contained in our 2014 Form 10-K, including our consolidated financial statements and the related notes, which are incorporated by reference into this prospectus. These risks could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may change significantly, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. The trading price of our common stock may be adversely affected due to a number of factors such as those listed in “Risk Factor—Risks Related to Our Business and Industry” included in our 2014 Form 10-K and incorporated herein by reference and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally, or those of pharmaceutical companies;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the “SEC”);

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any change in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plan to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and have no current plan to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our pre-IPO stockholders in the public market following this offering could cause the market price for our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. After the expiration or earlier waiver or termination of the lock-up periods described below, substantially all of the outstanding shares of our common stock will be available for resale in the public market. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

Pursuant to a registration rights agreement, we have granted our Sponsor and certain other pre-IPO stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of our common stock held by them. These shares represented approximately 59.2% percent of our outstanding common stock as of February 18, 2015, or 40.0% following this offering (assuming no exercise by the underwriters of their option to purchase up to an additional 3,555,000 shares). These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

In connection with this offering, we, certain of our executive officers and directors and the selling stockholders will sign lock-up agreements with the underwriters of this offering that, subject to certain customary exceptions, restrict the sale of the shares of our remaining common stock held by them for 90 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or any portion of the shares of common stock subject to such lock-up agreements. Our Sponsor holds approximately 52.0% of our outstanding common stock as of February 18, 2015, or 35.2% following this offering (assuming no exercise by the underwriters of their option to purchase up to an additional 3,555,000 shares).

In addition, 2,906,998 shares of common stock are eligible for sale upon exercise of vested options. We have filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2014 Omnibus Incentive Plan. The Form S-8 registration statement automatically became effective upon filing. The initial registration statement on Form S-8 covered 13,192,080 shares of common stock. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause and only upon the affirmative vote of holders of at least 66-2/3% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates hold less than 40% of our outstanding shares of common stock; and

•	that certain provisions may be amended only by the affirmative vote of at least 66-2/3% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates hold less than 40% of our outstanding shares of common stock.

Following this offering, Blackstone and its affiliates will beneficially own, in the aggregate, less than 40% of the voting power of the stock of the Company.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Following this offering, affiliates of Blackstone will continue to have significant influence over us, including over decisions that require the approval of stockholders. This interest may conflict with yours and such influence could limit your ability to influence the outcome of key transactions, including a change of control.

Although affiliates of Blackstone will hold less than a majority of our common stock following this offering, they will continue to have significant influence over us. Affiliates of Blackstone will hold approximately 35.2% of our common stock after the completion of this offering (assuming no exercise by the underwriters of their option to purchase up to an additional 3,555,000 shares). In addition, representatives of Blackstone are on our board of directors. As a result, Blackstone has influence on our board and thus our decisions to enter into any corporate transaction. So long as Blackstone and its affiliates continue to indirectly own a significant amount of our outstanding common stock, Blackstone will continue to be able to strongly influence our decisions. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Blackstone could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. For example, Blackstone has made investments in Biomet, Inc., Emcure Pharmaceuticals Ltd., Apria Healthcare Group Inc., Nycomed Holding A/S, DJO Global LLC, Independent Clinical Services Ltd, Southern Cross Healthcare Group PLC, Stiefel Laboratories, Inc., Team Health Holdings, Inc. and Vanguard Health Systems, Inc.

Our amended and restated certificate of incorporation provides that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Blackstone continues to own a significant amount of our combined voting power, Blackstone will continue to be able to strongly influence or effectively control our decisions and, so long as Blackstone and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, it will be able to appoint individuals to our board of directors under the stockholders agreement adopted in connection with our initial public offering. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

TRADEMARKS AND SERVICE MARKS

“LyoPan®,” “OptiForm®,” “GPEx®,” “Liqui-Gels®,” “OsDRC®,” “VegiCaps®” and “Zydis®” are our registered U.S. and/or foreign trademarks. This prospectus also includes trademarks and trade names owned by other parties, and these trademarks and trade names are the property of their respective owners. We use certain other trademarks and service marks, including ADVASEPT™, OptiShell™, OptiDose™, OptiMelt™, OptiPact™, SMARTag™, Zydis Bio™ and Zydis Nano™ on an unregistered basis in the United States.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding various industries and sectors. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares.

DIVIDEND POLICY

We have no current plan to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

We did not declare or pay any dividends on our common stock in fiscal 2014, fiscal 2013 or in the six months ended December 31, 2014.

PRICE RANGE OF COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “CTLT” as of July 31, 2014. Prior to that time, there was no public market for our common stock. As of February 17, 2015, there were 59 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. The following table sets forth the high and low sale prices per share for our common stock as reported on the NYSE for the period indicated:

	Stock Price
	High	Low
Fiscal Year Ending June 30, 2015:
First Quarter ended September 30, 2014 (from July 31, 2014)	$25.17	$19.85
Second Quarter ended December 31, 2014	$30.18	$22.85
Third Quarter ended March 31, 2015 (through March 3, 2015)	$30.65	$26.32

The closing sale price of our common stock, as reported by the NYSE, on March 3, 2015 was $29.99.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2014.

You should read this table together with the information contained or incorporated by reference in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes in our 2014 Form 10-K and our Q2 2015 Form 10-Q incorporated by reference in this prospectus.

As of December 31, 2014
(In millions, except share and per share data)
Cash and cash equivalents	$84.1

Debt:
Senior secured credit facilities
Revolving credit facility(1)	—
Term loan facilities(2)	1,866.4
Capital lease obligations	59.0
Other obligations(3)	8.8

Total debt	1,934.2
Redeemable noncontrolling interest(4)	3.9
Stockholders’ equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 123,813,644 shares issued and outstanding.	1.2
Additional paid-in capital	1,981.1
Accumulated deficit	(1,352.1)
Accumulated other comprehensive income/(loss)	(136.9)

Total Catalent shareholders’ equity	493.3
Noncontrolling interest	(0.9)

Total shareholder’s equity	492.4

Total capitalization	$2,430.5

(1)	Our revolving credit facility provides for availability of $200.0 million and matures in 2019 or earlier under certain circumstances. As of December 31, 2014, there were no outstanding borrowings under the revolving credit facility (not including $13.3 million in outstanding letters of credit).
(2)	The credit agreement governing our term loan facilities provides for two tranches of term loan facilities: a $1,500.0 million U.S. dollar term loan and a €322.8 million euro term loan, each maturing in 2021 or earlier under certain circumstances. The euro-denominated tranche is shown using a U.S. dollar-equivalent based on an exchange rate of approximately €1 = $1.2183.
(3)	Other obligations consist primarily of loans for equipment, buildings and a capital lease for a building.
(4)	In July 2013, we acquired a 67% controlling interest in a softgel manufacturing facility located in Haining, China. The noncontrolling interest shareholders have the right to jointly sell the remaining 33% interest to us during the 30-day period following the third anniversary of closing for a price pursuant to the terms of the acquisition agreement. As of December 31, 2014, the redemption value of the redeemable noncontrolling interest approximated the carrying value.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of February 15, 2015.

Name	Age	Position

John R. Chiminski	51	President & Chief Executive Officer and Director

Matthew Walsh	48	Executive Vice President and Chief Financial Officer

Scott Houlton	47	President, Development and Clinical Services

Aris Gennadios	49	President, Softgel Technologies

Barry Littlejohns	48	President, Advanced Delivery Technologies

William Downie	48	Senior Vice President, Global Marketing & Sales

Steven Fasman	52	Senior Vice President, General Counsel and Secretary

Sharon Johnson	50	Senior Vice President, Global Quality and Regulatory Affairs

Stephen Leonard	52	Senior Vice President, Global Operations

Kurt Nielsen	47	Senior Vice President, Innovation & Growth and Chief Technology Officer

Lance Miyamoto	59	Senior Vice President, Human Resources

Chinh E. Chu	48	Chairman of the Board of Directors

Melvin D. Booth	69	Director

Rolf Classon	69	Director

Bruce McEvoy	37	Director

James Quella	64	Director

Jack Stahl	61	Director

John R. Chiminski has led Catalent as President and Chief Executive Officer since March 2009. Mr. Chiminski brings to Catalent a diversified business background that includes lean manufacturing, supply chain, research and development, customer service, and global business management, with a focus on customers and growth. He joined Catalent after more than 20 years of experience at GE Healthcare in engineering, operations, and senior leadership roles. From 2007 to 2009, Mr. Chiminski was President and Chief Executive Officer of GE Medical Diagnostics, a global business with sales of $1.9 billion. From 2005 to 2007, he served as Vice President and General Manager of GE Healthcare’s Global Magnetic Resonance Business, and from 2001 to 2005, as Vice President and General Manager of Global Healthcare Services. Earlier at GE, he held a series of cross-functional leadership positions in both manufacturing and engineering, including a GE Medical Systems assignment in France. Mr. Chiminski holds a BS from Michigan State University and an M.S. from Purdue University, both in electrical engineering, as well as a Master in Management degree from the Kellogg School of Management at Northwestern University. He is on the Board of Trustees for the HealthCare Institute of New Jersey, and is also a director of DJO Global, Inc.

Matthew Walsh has served as our Executive Vice President and Chief Financial Officer since December 2012. Previously, Mr. Walsh served as our Senior Vice President and Chief Financial Officer since April 2008. Prior to joining the Company, Mr. Walsh served as President and Chief Financial Officer of Escala Group, Inc., a global collectibles network and precious metals trader. From 1996 through 2006, Mr. Walsh held positions of increasing responsibility in corporate development, accounting and finance at diversified industrial manufacturer

GenTek, Inc., culminating in his appointment as Vice President and Chief Financial Officer. Prior to GenTek, he served in corporate development and other roles in banking and the chemicals industry. Mr. Walsh received a B.S. in chemical engineering and an MBA from Cornell University and is a CFA® charter holder.

Scott Houlton has served as our Group President, Development and Clinical Services since August 2009. Previously, Mr. Houlton was most recently Chief Operating Officer of Aptuit, Inc., responsible for Scientific Operations, Business Process Improvement, Human Resources, Clinical Operations and Capital Development and served as a director for Aptuit Laurus, Inc. Prior to Aptuit, Mr. Houlton held a variety of leadership roles in other companies including Vice President of Clinical Supplies at Quintiles Transnational Corporation. Earlier in his career, he was with Cardinal Health, Inc. where he served as Director of International Business Development. Mr. Houlton holds a B.S. degree in Business Administration from The Ohio State University.

Aris Gennadios has served as our President, Softgel Technologies since September 2013. Previously, Dr. Gennadios served as Vice President and General Manager of Softgel Technologies. Dr. Gennadios has worked in the pharmaceutical industry since 1996 in roles including R&D, field sales, business development and leadership. He joined Catalent’s predecessor company, Cardinal Health, in 2002 and has held several key leadership posts within the softgel technologies business including Global Vice President of Business Development for Softgel Technologies, General Manager of the Oral Development Center in Somerset, NJ, and Vice President and General Manager for Rx Softgel and Consumer Health products. Dr. Gennadios earned his bachelor’s degree in chemical engineering from the National Technical University of Athens, Greece and his master’s degree in biological engineering from Clemson University. Dr. Gennadios holds a doctorate in engineering from the University of Nebraska and an MBA from Wake Forest University.

Barry Littlejohns was named President, Advanced Delivery Technologies in July 2013. Previously, Mr. Littlejohns led Catalent’s Medication Delivery Solutions business from July 2011 to July 2013. Mr. Littlejohns has an extensive background in leading international life science businesses in both US and European organizations. He rejoins Catalent after two years as Senior Vice President of Operations and Business Development at Danish biotechnology company Genmab, where his responsibilities included strategic licensing and manufacturing oversight. Prior to Genmab, he served in a broad range of leadership roles at Catalent. These include Vice President of Global Business Operations, Vice President of Commercial Affairs for Medication Delivery Solutions, Vice President and General Manager of Injectables, and various financial, operational and leadership roles. He joined Catalent in 1989 when it was formerly the RP Scherer Corporation. Mr. Littlejohns has two degrees in business and finance from Swindon, UK.

William Downie has served as Senior Vice President, Global Sales & Marketing since June 2010. Mr. Downie joined Catalent as Group President, Medication Delivery Solutions, and Senior Vice President, Global Sales & Marketing in October 2009. Prior to joining Catalent, Mr. Downie served as Vice President and Global Leader of Molecular Imaging at GE Healthcare. Before that, he held several executive positions in other GE Healthcare units, including Vice President and General Manager, Medical Diagnostics-Europe, Middle East and Africa, and Vice President of Sales for Medical Diagnostics-Europe. Prior to GE Healthcare, Mr. Downie was with Innovex UK Limited (part of Quintiles, Inc.), where he held several positions in operations and sales/marketing. Earlier in his career, he held leadership positions with Sanofi-Synthelabo UK; Sanofi-Winthrop Limited; and Merck & Co., Inc. Mr. Downie holds a Bachelor of Science degree in biochemistry from the University of Edinburgh.

Steven Fasman was named Senior Vice President, General Counsel and Secretary in October 2014, when he joined Catalent. Prior to joining Catalent, Mr. Fasman served as Executive Vice President-Law of MacAndrews & Forbes Holdings Inc., a privately held diversified holding company. Before that, Mr. Fasman held various positions at MacAndrews & Forbes since 1992 of increasing responsibility. During 2008 through March 2014, Mr. Fasman also served as General Counsel and Chief Compliance Officer of M & F Worldwide Corp., a holding company with interests in financial products, customer calling centers, staffing operations, educational software and flavoring products. From 2008 to 2011, Mr. Fasman also served as a director of SIGA Technologies, Inc., a biodefense company. Mr. Fasman holds a law degree from Yale University and a Bachelor of Arts degree in mathematics from Princeton University.

Sharon Johnson has served as our Senior Vice President, Global Quality and Regulatory Affairs since August 2009. Previously, Ms. Johnson was most recently Vice President of Quality for GE Healthcare, Medical Diagnostics in Buckinghamshire, England. Prior to GE, she was Quality Director for Baxter Healthcare’s Europe operations for four years. Before that, she was with Rhone Poulenc Rorer as Quality Manager for Sterile Products and Microbiology in Essex, England. Earlier in her career, Ms. Johnson held Quality and Microbiology positions with Berk Pharmaceuticals in East Sussex, England and Medicines Testing Laboratory in Edinburgh, Scotland. Ms. Johnson holds a Post Graduate Diploma in Industrial Pharmaceutical Studies with Distinction from Brighton University and holds a B.S. Honours Degree in Biological Sciences/ Microbiology from North East Surrey College of Technology.

Stephen Leonard has served as our Senior Vice President of Global Operations since June 2009. Previously, Mr. Leonard was most recently General Manager of Global Operations for GE Healthcare’s Medical Diagnostics business, responsible for more than 10 sites in Europe, Asia and the Americas. Earlier assignments in his 22 years at GE included a variety of leadership roles, with responsibility for areas such as plant management, global sourcing and supply chain, global product quality, and global operations. Mr. Leonard received his B.S. degree in Mechanical Engineering from Drexel University.

Kurt Nielsen has served as our Chief Technology Officer and Senior Vice President-Innovation and Growth since February 2010. Prior to joining Catalent, Dr. Nielsen was with URLMutual Pharmaceutical Company in Pennsylvania as Executive Vice President-Pharmaceuticals. In his role at URLMutual, Dr. Nielsen devised the strategy and led the execution for activities in the company’s new product portfolio, employing a variety of business arrangements. Prior to that role, he was Vice President of R&D. Before joining URLMutual, Dr. Nielsen held executive positions with TEVA Pharmaceuticals USA; McNeil Consumer Products; Energy Biosystems, Inc.; Bachem Bioscience; and Hercules, Inc., Arco Chemical Company, and Chubb National Foam. He holds a Ph.D. in Chemistry from Villanova University and a B.S. in Chemistry from University of Delaware.

Lance Miyamoto was named Senior Vice President of Human Resources of Catalent in March 2011. Mr. Miyamoto has more than 25 years of experience in delivering HR systems including compensation and career structures that drive business results and growth. In addition to general HR expertise and organization development, he has experience leading in a global environment and has managed global company turnarounds, mergers and acquisitions. Prior to his own consulting business, Mr. Miyamoto held a number of HR leadership roles in other companies, including Executive Vice President of Comverse Technology Inc. He also served as Executive Vice President of HR for AOL LLC, a division of Time Warner, from 2004 to 2007. From 2001 to 2004, Mr. Miyamoto was Executive Vice President of HR for Lexis-Nexis, a $2.2 billion division of Reed Elsevier. He was also a senior executive with Dun and Bradstreet with responsibility for performance development. Mr. Miyamoto is a graduate of Harvard University, and holds an M.B.A. from the Wharton School of the University of Pennsylvania where he was a COGME (Council for Graduate Management Education) Fellow.

Chinh E. Chu has been a director since April 2007 and has served as chairman of the board of directors since August 2014. Mr. Chu is a Senior Managing Director in the Corporate Private Equity group of The Blackstone Group. Mr. Chu has led Blackstone’s investment in Stiefel Laboratories, Biomet, Alliant, Celanese, Nalco, Nycomed, LIFFE, Graham Packaging, Kronos, Allied Barton, and Interstate Hotels. Before joining Blackstone in 1990, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisition Department. Mr. Chu received a B.S. in Finance from the University of Buffalo. He currently serves as a Director of Kronos, Freescale, Biomet, and Healthmarkets.

Melvin D. Booth has been a member of the board of directors of our subsidiary, Catalent Pharma Solutions, Inc. since July 2010. Most recently, Mr. Booth served as President and Chief Operating Officer of Medimmune, Inc. from 1998 through his retirement in 2003, and as a Director from 1998 through 2005. Prior to that, Mr. Booth was President, Chief Operating Officer and Director of Human Genome Sciences, Inc. from 1995 to 1998. Mr. Booth also served in a variety of senior leadership positions for Syntex Inc., including leading both

Syntex Laboratories, Inc. and Syntex Pharmaceuticals Pacific. Mr. Booth also served as Lead Director for Millipore Corporation until its recent acquisition by Merck KGaA, and currently serves on the board of Ventria BioScience, Chairman of the Board for Mallinckrodt plc, Chairman of the Board for ERT (Electronic Research Technologies) and as a strategic advisor in life sciences for Genstar Capital. Mr. Booth holds an undergraduate degree and an honorary Ph.D. in Science from the Northwest Missouri State University.

Rolf Classon has been a member of the board of directors since August 2014. From October 2002 until his retirement in July 2004, Mr. Classon was Chairman of the Executive Committee of Bayer HealthCare AG, a subsidiary of Bayer AG. He served as President of Bayer Diagnostics from 1995 and 2002 and as Executive Vice President of Bayer Diagnostics from 1991 to 1995. Prior to 1991, Mr. Classon held various management positions with Pharmacia Corporation. Mr. Classon currently serves as Chairman of the Board of Directors of Auxilium Pharmaceuticals, Inc. and served as Vice Chairman from March 2005 to April 2005. Mr. Classon also currently serves as Chairman of the Board of Directors of Hill-Rom Corporation, where he also served as interim chief executive officer from May 2005 until March 2006. Mr. Classon currently serves as Chairman of the Board of Directors of Tecan Group Ltd. and as a member of the Board of Directors of Fresenius Medical Care. Mr. Classon previously served as a director of Millipore Corporation from December 2005 until July 2010, Prometheus Laboratories Inc. from September 2004 until 2010 and Enzon Pharmaceuticals Inc. from January 1997 until 2011. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering and a Business Degree from the Gothenburg University.

Bruce McEvoy has been a director since April 2007. Mr. McEvoy is a Managing Director at The Blackstone Group. Before joining Blackstone in 2006, Mr. McEvoy worked as an Associate at General Atlantic from 2002 to 2004, and was a consultant at McKinsey & Company from 1999 to 2002. Mr. McEvoy received an MBA from Harvard Business School in 2006. Mr. McEvoy currently serves on the boards of directors of GCA Services, Performance Food Group, RGIS Inventory Specialists, and Vivint, and is a term member of the Council on Foreign Relations.

James Quella has been a director since December 2009. Mr. Quella was a Senior Managing Director and Senior Operating Partner in the Corporate Private Equity group of The Blackstone Group until June 30, 2013. Mr. Quella was responsible for monitoring the strategy and operational performance of Blackstone portfolio companies and providing direct assistance in the oversight of large investments. He was also a member of the firm’s Private Equity Investment Committee. Currently, James serves as a Senior Advisor to the Private Equity Group of Blackstone and continues to be involved in a few key portfolio companies as a board member and executive advisor, as well as participating in selected portfolio review processes and due diligence. Prior to joining Blackstone in 2004, Mr. Quella was a Managing Director and Senior Operating Partner with DLJ Merchant Banking Partners-CSFB Private Equity. Prior to that, Mr. Quella worked at Mercer Management Consulting and Strategic Planning Associates, its predecessor firm, where he served as a senior consultant to CEOs and senior management teams, and was Co-Vice Chairman with shared responsibility for overall management of the firm. Mr. Quella received a BA in International Studies from the University of Chicago/University of Wisconsin-Madison and an MBA with dean’s honors from the University of Chicago. He is also the co-author of Profit Patterns: 30 Ways to Anticipate and Profit from the Strategic Forces Reshaping Your Business. Mr. Quella has been a member of various private equity company boards and currently, in addition to Catalent, serves as a Director of Freescale Semiconductor, Michaels Stores, Inc., and DJO Global.

Jack Stahl has been a member of the board of directors since August 2014. Mr. Stahl was the President and Chief Executive Officer of Revlon Inc. from 2002 until his retirement in 2006. Prior to joining Revlon, Mr. Stahl served as President and Chief Operating Officer of Coca-Cola Company from 2000 to 2001. He also served in various management positions at Coca-Cola from 1979 prior to becoming President and Chief Operating Officer. Mr. Stahl currently serves on the boards of Coty Inc., Delhaize Group, and the U.S. Board of Advisors of CVC Capital. Additionally, Mr. Stahl formerly served on the boards of Schering-Plough Corporation and Dr. Pepper Snapple Group. Mr. Stahl holds a bachelor’s degree in economics from Emory University and a master’s degree from the Wharton School of Business at the University of Pennsylvania.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Our Parent Companies

BHP PTS Holdings L.L.C. Securityholders Agreement

In connection with the closing of the acquisition from Cardinal and the related financings, BHP PTS Holdings L.L.C. entered into a Securityholders Agreement with the investors. The BHP PTS Holdings L.L.C. Securityholders Agreement governs the economic and voting characteristics of the units representing limited liability company membership interests in BHP PTS Holdings L.L.C. (which owned all of the equity interests of Phoenix Charter LLC, which was our majority stockholder prior to the completion of our initial public offering), including with respect to restrictions on the issuance or transfer of shares, including tagalong rights and drag-along rights, other special corporate governance provisions and registration rights (including customary indemnification provisions). BHP PTS Holdings L.L.C. and Phoenix Charter LLC were dissolved in connection with our initial public offering. The shares of our common stock held by Phoenix Charter LLC were distributed to the members of BHP PTS Holdings L.L.C. This agreement was terminated in connection with our initial public offering.

Catalent, Inc. Securityholders Agreement

Following the consummation of the acquisition from Cardinal and related financings, we issued shares of our common stock and granted stock option awards and RSUs to certain of our officers, directors and key employees (collectively, “Executives”) pursuant to the 2007 PTS Holdings Corp. Stock Incentive Plan, as amended (our stock incentive plan, which was adopted in 2007 prior to PTS Holding Corp. being renamed Catalent, Inc. in January 2014). As a condition to acquiring such shares of common stock and receiving such options and RSUs, the Executives were required to become a party, or agree to become a party, to the securityholders’ agreement among us, BHP PTS Holdings L.L.C. and Blackstone Healthcare Partners LLC. BHP PTS Holdings L.L.C. owned all of the equity interests of Phoenix Charter LLC, which was our majority stockholder prior to the completion of our initial public offering. Blackstone Healthcare Partners LLC was the managing member and controlled approximately 87% of BHP PTS Holdings L.L.C. Under the securityholders agreement, each party agreed, among other things, to elect or cause to be elected to our board of directors and the boards of directors of each of our subsidiaries such individuals as are designated by BHP PTS Holdings L.L.C. Each party also agreed to vote their shares in the manner in which BHP PTS Holdings L.L.C. directs in connection with amendments to our organizational documents (except for changes that would have a material adverse effect on our management), the merger, security exchange, combination or consolidation of the Company with any other person, the sale, lease or exchange of all or substantially all of the property and assets of the Company and its subsidiaries on a consolidated basis, and the reorganization, recapitalization, liquidation, dissolution or winding-up of the Company. The securityholders agreement also includes certain restrictions on the transfer of shares, “tag along” and “drag along” rights, and rights of first refusal in favor of the Company. This agreement was terminated in connection with our initial public offering.

Catalent, Inc. Shareholders Agreement

In connection with our initial public offering, we entered into a stockholders agreement with affiliates of Blackstone. This agreement grants such Blackstone parties the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board of directors as long as Blackstone and its affiliates beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that affiliates of Blackstone are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number (e.g., one and one quarter directors shall equate to two directors) and the calculation would be made on a pro forma basis after taking into account any change in the size of our board of directors.

In addition, in the event a vacancy on the board of directors is caused by the death, retirement or resignation of a Blackstone director-designee, affiliates of Blackstone shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Blackstone director-designee.

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with certain affiliates of Blackstone and certain other investors. This agreement provides to affiliates of Blackstone an unlimited number of “demand” registrations and to both affiliates of Blackstone and such other investors party thereto customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify Blackstone and its affiliates and such other investors party thereto against certain liabilities which may arise under the Securities Act.

Transaction and Advisory Fee Agreement

We and one or more of our parent companies had entered into a transaction and advisory fee agreement with the affiliates of Blackstone and certain of the other investors pursuant to which such entities or their affiliates provided certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of Blackstone and certain of the other Investors provided certain monitoring, advisory and consulting services to us for an aggregate annual management fee equal to the greater of $10 million or 3.0% of Consolidated Adjusted EBITDA (as defined in the Secured Credit Agreement) per year. Affiliates of Blackstone and certain of the other investors also received reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the provision of services pursuant to the agreement.

Pursuant to the terms of the transaction and advisory fee agreement with respect to acquisitions, each of Blackstone and an affiliate of Blackstone would have been entitled to a 1% transaction fee based on the transaction purchase price.

Upon a change of control in our ownership, a sale of all of our assets, or an initial public offering of our equity, and in recognition of facilitation of such change of control, asset sale or public offering by affiliates of Blackstone, these affiliates of Blackstone could have elected to receive, in lieu of annual payments of the management fee, a single lump sum cash payment equal to the then-present value of all then current and future management fees payable under the agreement. The lump sum payment would only have been payable to the extent that it was permitted under other agreements governing our indebtedness.

This agreement was terminated in connection with our initial public offering. Upon completion of that offering, we paid a lump sum termination fee as described above equal to approximately $29.8 million to affiliates of Blackstone and certain of the other investors.

Other Related-Party Transactions

Employer Health Program

We participate in an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans and other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis. In consideration for these services, we paid Equity Healthcare a fee of $2.60 and $2.70 per participating employee per month in calendar year 2013 and 2014, respectively. As of June 30, 2014, we had approximately 2,360 employees enrolled in our health benefit plans in the United States. Equity Healthcare is an affiliate of Blackstone.

In addition, we do business with a number of other companies affiliated with Blackstone; we believe that all such arrangements have been entered into in the ordinary course of our business and have been conducted on an arm’s length basis.

Furthermore, Blackstone Advisory Partners L.P. received aggregate compensation of approximately $4.1 million for acting as an underwriter in connection with our initial public offering and in connection with a refinancing during the six months ended December 31, 2014.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of our initial public offering, our board of directors adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K under the Securities Act in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Director Independence and Independence Determinations

Under our Corporate Governance Guidelines and NYSE rules, a director is not independent unless the board of directors affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries.

Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. Our Corporate Governance Guidelines require the board of directors to review the independence of all directors at least annually.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, the board of directors will determine, considering all relevant facts and circumstances, whether such relationship interferes with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has affirmatively determined that each of Melvin D. Booth, Jack Stahl and Rolf Classon is independent under the guidelines for director independence set forth in the Corporate Governance

Guidelines and under all applicable NYSE guidelines, including with respect to committee membership. Our board of directors also has determined that each of Messrs. Booth, Stahl and Classon is “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In making its independence determinations, the board of directors considered and reviewed all information known to it (including information identified through annual directors’ questionnaires).

Controlled Company Exception

Affiliates of Blackstone who are party to the shareholders agreement currently beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we are currently a “controlled company” within the meaning of corporate governance standards. Following this offering, affiliates of Blackstone will no longer own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors and, as a result, we will no longer be a “controlled company.”

As a result, the NYSE rules will require us to have a board of directors that our board finds to consist of a majority of independent directors and to have a Compensation Committee and a Nominating and Corporate Governance Committee that our board finds to consist entirely of independent directors within one year of the date we no longer qualify as a “controlled company.” The rules also require that we have at least one director found to be independent on each of our Compensation Committee and Nominating and Corporate Governance Committee on the date we no longer qualify as a “controlled company” and at least a majority of directors on such committees found to be independent within 90 days of such date.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of February 18, 2015 by (1) the selling stockholders, (2) each person known to us to beneficially own more than 5% of our outstanding common stock, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 14 Schoolhouse Road, Somerset, New Jersey, 08873.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares to be Sold in the Offering		Shares Beneficially Owned After the Offering
					Assuming Underwriters’ Option is Not Exercised		Assuming Underwriters’ Option is Exercised in Full
	Number	Percent	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Number	Percent	Number	Percent
Blackstone(1)	64,536,152	52.06%	20,854,367	23,982,522	43,681,785	35.24%	40,553,630	32.71%
T. Rowe Price Associates, Inc.(2)	10,064,184	8.12%	—	—	10,064,184	8.12%	10,064,184	8.12%
BlackRock, Inc.(3)	8,006,939	6.50%	—	—	8,006,939	6.46%	8,006,939	6.46%
Genstar Capital(4)	7,044,901	5.68%	2,276,506	2,617,982	4,768,395	3.85%	4,426,919	3.57%
Aisling Capital(5)	1,761,225	1.42%	569,127	654,496	1,192,098	*	1,106,729	*
John R. Chiminski(6)(8)	763,513	*	—	—	763,513	*	763,513	*
Matthew Walsh(7)(8)	326,122	*	—	—	326,122	*	326,122	*
William Downie(8)	19,252	*	—	—	19,252	*	19,252	*
Stephen Leonard(8)	214,011	*	—	—	214,011	*	214,011	*
Melvin D. Booth(8)	40,600	*	—	—	40,600	*	40,600	*
Chinh E. Chu(9)	—	*	—	—	—	*	—	*
Bruce McEvoy(10)	—	*	—	—	—	*	—	*
James Quella(11)	9,240	*	—	—	9,240	*	9,240	*
Rolf Classon	—	*	—	—	—	*	—	*
Jack Stahl	—	*	—	—	—	*	—	*
Directors and executive officers as a group (17 persons)(12)	1,882,245	1.52%	—	—	1,882,245	1.52%	1,882,245	1.52%

*	Represents less than 1%.
(1)

Shares shown as beneficially owned by Blackstone were held directly by Blackstone Healthcare Partners L.L.C. Blackstone Capital Partners V L.P. is the managing member of Blackstone Healthcare Partners L.L.C. Blackstone Management Associates V L.L.C. (“BMA”) is the general partner of Blackstone Capital Partners V L.P. BMA V L.L.C. is the sole member of BMA. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of BHP PTS Holdings L.L.C.,

Blackstone Healthcare Partners L.L.C., Blackstone Capital Partners V L.P., BMA, BMA V L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C., Mr. Schwarzman, Mr. Chu and Mr. McEvoy disclaims beneficial ownership of the shares of our common stock directly held by Blackstone Healthcare Partners, L.L.C. Mr. Chu and Mr. McEvoy, our directors, are employees of affiliates of Blackstone. The address of each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(2)	Information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on February 12, 2015, in which T. Rowe Price Associates, Inc. reported that it has sole voting power over 2,377,500 shares and sole dispositive power over 10,064,184 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.
(3)	Information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on February 2, 2015, in which BlackRock, Inc. reported that it has sole voting power over 7,536,982 shares and sole dispositive power over 8,006,939 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022.
(4)	Shares shown as beneficially owned by Genstar Capital are held directly by Genstar Phoenix Holdings, LLC. Genstar Capital Partners IV, L.P. is the Manager of Genstar Phoenix Holdings, LLC. The sole general partner of Genstar Capital Partners IV, L.P. is Genstar Capital IV, L.P. The sole general partner of Genstar Capital IV, L.P. is Genstar IV GP LLC. The members of Genstar IV GP LLC are Jean-Pierre Conte and Robert Weltman. Each of Genstar Capital Partners IV, L.P., Genstar Capital IV, L.P., Genstar IV GP LLC and Messrs. Conte and Weltman disclaims beneficial ownership of the shares of our common stock directly held by Genstar Phoenix Holdings, LLC. The address of each of the entities and individuals listed in this footnote is c/o Genstar Capital LLC, Four Embarcadero Center, Suite 1900, San Francisco, CA 94111.
(5)	Shares shown as beneficially owned by Aisling Capital were held directly by Aisling Capital II, LP (“Aisling”). Aisling Capital Partners, LP (“Aisling GP”), is the general partner of Aisling, Aisling Capital Partners, LLC (“Aisling Partners”), is the general partner of Aisling GP, and the individual managing members of Aisling Partners (collectively, the “Managers”) are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners and the Managers disclaim beneficial ownership of the shares directly held by Aisling. The address of Aisling, Aisling GP, Aisling Partners and the Managers is 888 Seventh Avenue, 30th Floor, New York, NY 10106.
(6)	Does not include 260,480 vested non-voting restricted stock units, none of which Mr. Chiminski has the right to have settled in shares of our common stock within 60 days.
(7)	Includes 35,000 vested non-voting restricted stock units, which Mr. Walsh has the right to have settled in shares of our common stock within 60 days.
(8)	The number of shares beneficially owned includes shares of common stock issuable upon exercise of options that are currently exercisable and/or will be exercisable within 60 days after February 18, 2015, as follows: Mr. Chiminski (700,000), Mr. Walsh (266,322), Mr. Downie (1,031), Mr. Leonard (190,762), Mr. Quella (9,240) and Mr. Booth (40,600).
(9)	Mr. Chu is a Senior Managing Director of Blackstone. Mr. Chu disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. Chu’s address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(10)	Mr. McEvoy is a Principal of Blackstone. Mr. McEvoy disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. McEvoy’s address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(11)	Mr. Quella was a Senior Managing Director and Senior Operating Partner in the Corporate Private Equity group of Blackstone. Mr. Quella disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. Quella’s address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(12)	Includes 1,640,142 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after February 18, 2015.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are issued or outstanding as of the date of this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. Our common stock is not be subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the New York Stock Exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply if and so long as our common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Blackstone and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 40% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66-2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with Blackstone, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Following this offering, Blackstone and its affiliates will beneficially own, in the aggregate, less than 40% of the voting power of the stock of the Company.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company. Following this offering, Blackstone and its affiliates will beneficially own, in the aggregate, less than 40% of the voting power of the stock of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices neither less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors. Following this offering, Blackstone and its affiliates will beneficially own, in the aggregate, less than 40% of the voting power of the stock of the Company.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66-2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66-2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Following this offering, Blackstone and its affiliates will beneficially own, in the aggregate, less than 40% of the voting power of the stock of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. In connection with this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CTLT.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (i.e., generally, an asset held for investment purposes).

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, and are subject to differing interpretations, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership, or disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction or any applicable income tax treaty.

Dividends

Distributions of cash or property that we pay on our common stock (if any) will be treated as taxable dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain from a sale or other disposition of our common stock as described below in “—Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of the shares, reduced by any such tax-free returns of capital. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” on its effectively connected earnings and profits at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service (“IRS”) Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. In general, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market values of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). For this purpose, real property interests include land, improvements, and associated personal property. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market (within the meaning of applicable U.S. Treasury regulations), only a non-U.S. holder who holds or held directly, indirectly, or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-U.S. holder in the United States, except that the branch profits tax generally will not apply.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code) on a properly executed IRS Form W-8, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstances, including the procedure for claiming any applicable exemption.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined under FATCA), which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which alternatively may be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined under FATCA) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (Conflicts of Interest)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	6,501,939
J.P. Morgan Securities LLC	5,418,283
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,524,238
Goldman, Sachs & Co.	2,524,238
Jefferies LLC	1,682,825
Deutsche Bank Securities Inc.	1,051,766
Blackstone Advisory Partners L.P.	1,577,649
Piper Jaffray & Co.	499,589
Raymond James & Associates, Inc.	499,589
Wells Fargo Securities, LLC	499,589
William Blair & Company, L.L.C.	499,589
Evercore Group L.L.C.	420,706

Total:	23,700,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over allotment option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,555,000 additional shares of common stock from the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,555,000 shares of common stock from the selling stockholders.

		Total
	Per Share	Assuming No Exercise	Assuming Full Exercise
Public offering price	$29.50	$699,150,000	$804,022,500
Underwriting discounts and commissions to be paid by the selling stockholders	$1.10625	$26,218,125	$30,150,844
Proceeds, before expenses, to the selling stockholders	$28.39375	$672,931,875	$773,871,656

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.0 million. We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable, in an aggregate amount not to exceed $50,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our shares of common stock are listed on the NYSE under the symbol “CTLT.”

We, certain of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such person’s shares even if such shares would be disposed by someone other than such person.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares pursuant to the underwriting agreement; or

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	the issuance by the Company of shares or any such substantially similar securities pursuant to employee incentive plans existing as of the date of the underwriting agreement (including, for the avoidance of doubt, the 2014 Omnibus Incentive Plan); or

•	the issuance by the Company of up to 5% of the outstanding shares of the common stock or any such substantially similar securities in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfer occurs under such plan during the restricted period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in Company periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time except that our executive officers, other than our chief executive officer, may transfer or sell shares pursuant to trading plans that are entered into prior to this offering; or

•	the transfer by a security holder of shares of common stock or any securities convertible into, exchangeable for, exerciseable for, or that represent the right to receive common stock (i) by will or intestacy, (ii) as a bona fide gift or gifts, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such holder or the immediate family of such holder (for purposes of this subclause, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) to any immediate family member or other dependent, (v) as a distribution to limited partners, members or stockholders of such holder, (vi) to such holder’s affiliates or to any investment fund or other entity controlled or managed by such holder, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, (viii) pursuant to an order of a court or regulatory agency, (ix) from an executive officer to the Company or its parent entities upon death, disability or termination of employment, in each case, of such executive officer, (x) in connection with transactions by any person other than us relating to common stock acquired in open market transactions after the completion of the offering provided that in the case of this clause (x) no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of the common stock shall be required or shall be voluntarily made during the restricted period or any extension thereof, (xi) to us (1) pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares of stock granted by us pursuant to any employee benefit plans or arrangements described herein, where any shares of stock received by such person upon any such exercise will be subject to the terms of the lock-up agreement, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares of stock or the vesting of any restricted stock awards granted by us pursuant to employee benefit plans or arrangements described herein, in each case on a “cashless” or “net exercise” basis, where any shares of stock received by such holder upon any such exercise or vesting will be subject to the terms of the lock-up agreement, (xii) transfers from such holder to such holder’s general partner, to certain officers of the general partner in connection with such officers’ donation to charitable organizations, family foundations or donor-advised funds at sponsoring organizations, provided that the aggregate number of shares donated by such officers pursuant to this clause (xii), together with the aggregate number of shares donated pursuant to any similar clauses in any other lock-up agreements entered into by affiliates of the undersigned in connection with the public offering of the shares, shall not exceed 250,000 shares and/or (xiii) with the prior written consent of the representatives; provided that: (1) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) and clauses (ix) and (xii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and (2) in the case of each transfer or distribution pursuant to clauses (ii) through (vii) and clause (xi), if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be required or shall be voluntarily made during the restricted period or any extension thereof (a) such holder will provide prior written notice informing them of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; or

•

if the security holder is a corporation, the corporation may transfer our capital stock to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of the lock-up agreement and there shall be no further transfer of such capital stock except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the restricted period or provide notification to the representatives of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with the offering of the shares of our common stock, Morgan Stanley & Co. LLC or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the shares of our common stock at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilizing manager or any of its agents to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Blackstone Advisory Partners L.P., one of the participating underwriters, is an affiliate of Blackstone Healthcare Partners LLC, which owns in excess of 10% of our outstanding common shares. In addition, because Blackstone Healthcare Partners LLC is also a selling stockholder in this offering, Blackstone Advisory Partners L.P. will be receiving 5% or more of the net offering proceeds, not including underwriting compensation. For these reasons, Blackstone Advisory Partners L.P. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Blackstone Advisory Partners L.P. will not sell to an account holder with a discretionary account any security with respect to which the conflict exists, unless Blackstone Advisory Partners L.P. has received specific written approval of the transaction from the account holder and retains documentation of the approval in its records.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so (i) in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In relation to each Relevant Member State, each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of our common stock which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such shares of our common stock to the public in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of our common stock under, the offers to the public contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of our common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to

(d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The consolidated financial statements of Catalent, Inc. and subsidiaries appearing in Catalent, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2014 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of the registration statement on Form S-1 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2014;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2014;

•	our Quarterly Report on Form 10-Q for the period ended December 31, 2014;

•	our Current Reports on Form 8-K, filed on August 5, 2014, September 8, 2014, October 24, 2014 and December 2, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on July 31, 2014, including all amendments and reports filed for the purpose of updating such description.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Catalent, Inc.

14 Schoolhouse Road

Somerset, NJ 08873

Attn: Corporate Secretary

Tel.: (732) 537-6200

Email: steven.fasman@catalent.com

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors” section of our website at http://www.catalent.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

23,700,000 Shares

Catalent, Inc.

Common Stock

PROSPECTUS

Morgan Stanley	J.P. Morgan

BofA Merrill Lynch	Goldman, Sachs & Co.	Jefferies	Deutsche Bank Securities

Blackstone Capital Markets	Piper Jaffray	Raymond James
Wells Fargo Securities	William Blair	Evercore ISI

March 3, 2015